NEWS RELEASE

Canarc Closes CAD$1.1 Million Brokered Private Placement

Vancouver, Canada – October 1, 2012 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has closed the previously announced brokered private placement financing for CAD$1.13 million with Canaccord Genuity Corp. acting as the agent.  Canford Capital Inc. is the sole subscriber in the private placement and will become an insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of the Company.

In conjunction with the closing of the private placement, Canarc has also agreed to grant Canford Capital Inc. a 120-day period of exclusivity to complete its due diligence and execute an option agreement to earn up to a 51% interest in the New Polaris gold mine project in return for up to a CAD$30 million investment in exploration and development of the property.  Canarc will be the manager of the project during the option period.

The private placement consists of 11,300,000 units at a price of CAD$0.10 per unit with each unit comprised of one common share and one transferrable common share purchase warrant.  Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial 24 months, and at $0.20 per share for the remaining 12 months.  The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the 10 day volume weighted average trading price on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share, the Company will have the right to accelerate the exercise of the warrants by giving 30 days written notice to the warrant holder.  All common shares issued in the private placement are subject to a hold period of four months plus one day from the closing date of the private placement.

Agent’s fees for Canaccord Genuity Corp. are comprised of a cash commission of 8% of the funds raised, agent’s warrants with the identical terms as the underlying warrants in the unit private placement equal to 8% of the financing, plus a corporate finance fee.  Net proceeds from the financing will be added to working capital for general and administrative expenses.

CANARC RESOURCE CORP.

/s/     “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.  Canarc is also focused on exploring its gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact Gregg Wilson, Vice-President (Investor Relations), or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net